FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025,People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	4

Exhibit 99.1 – Press Release	6

The address of the Company’s corporate headquarters in the People’s Republic of China has been changed from “No. 18 Xinyuan Road, Zhengzhou, Henan, People’s Republic of China, postal code: 450011” to “27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China, postal code:100025” with effect from April 18, 2008. The Company’s telephone number and fax number for corporate information and inquiry have also been changed to “86 10 8588-9200” and “86 10 8588-9300”, respectively, with effect from the same day. A copy of the related press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: April 18, 2008

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

Exhibit 99.1

Xinyuan Real Estate Relocates Corporate Headquarters to Beijing, China

BEIJING, China, April 18, 2008 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced that it has relocated its corporate headquarters from Zhengzhou, Henan Province, to Beijing, China as part of the Company’s long-term strategic expansion plan.

“Our new corporate headquarters is ideally situated in the center of Beijing’s business district,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer. “By centralizing our front office personnel in Beijing, China’s economic policy epicenter, we can better manage and support our business operations as we continue expanding our geographic reach to strategically selected Tier II cities in China. This move will provide us greater visibility and recognition within the investment community, allowing us closer cooperation with investors and service agencies and improving our overall corporate value.”

Xinyuan will relocate approximately 110 employees to the new headquarters, including the Company’s senior management team, its financial management center, strategic investment and finance center, operating center, property development center, cost and design center, administrative and HR center and audit and legal affairs center.

Xinyuan’s new corporate headquarters is located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China 100025. Xinyuan’s new telephone number is 86-010-8588-9200 and fax number is 86-010-8588-9300.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community life. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Ranked #1 among all property developers in Zhengzhou in terms of contracted sales of residential units for the years 2004, 2005 and 2006, Xinyuan has expanded its network to cover a total population of over 34.5 million people in 6 strategically selected Tier II cities, including Chengdu, Hefei, Jinan, Kunshan, Suzhou and Zhengzhou. Xinyuan has completed 14 projects with a total gross floor area (“GFA”) of over 1.0 million square meters within the past 10 years and as of December 31, 2007, Xinyuan had 8 projects under construction with a total GFA of 1.1 million square meters and 6 additional projects under planning with total GFA of 1.4 million square meters. With a focus on high asset turnover, efficient working capital management and strict cost control, Xinyuan is dedicated to bringing high quality, affordable homes to China’s middle income buyers. For more information, please visit http://www.xyre.com.

For investor and media inquiries, please contact:

In China:

Ms. Lisa Wang
Director of Investor Relations
Tel: +86 1350-100-4871
Email: lisa.wang@xyre.com

Mr. Derek Mitchell
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86 (10) 8520-6284
Email: derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Tel: +1 (212) 880-5363
Email: jeremy.bridgman@ogilvypr.com